Filed by Diamondback Energy, Inc.

(Commission File No. 001-35700)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Energen Corporation

(Commission File No. 001-07810)

Date: November 14, 2018

DIAMONDBACK ENERGY, INC. 500 West Texas, Suite 1200 Midland, Texas 79701	ENERGEN CORPORATION 605 Richard Arrington Jr. Blvd. N. Birmingham, AL 35203-2707

DIAMONDBACK ENERGY, INC. AND ENERGEN CORPORATION ANNOUNCE

FAVORABLE ISS AND GLASS LEWIS RECOMMENDATIONS FOR MERGER

MIDLAND, TX and BIRMINGHAM, AL (November 14, 2018) – Diamondback Energy, Inc. (NASDAQ: FANG) (“Diamondback”) and Energen Corporation (NYSE: EGN) or (“Energen”) today announced that each of Institutional Shareholder Services Inc. and Glass, Lewis & Co., LLC, leading proxy advisor firms, has recommended that Diamondback’s stockholders vote “FOR” the issuance of Diamondback shares in connection with the parties’ pending merger transaction and that Energen’s shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the non-binding compensation advisory proposal. These proposals and the proposed merger are described in more detail in the definitive joint proxy statement/prospectus that has been distributed to the companies’ holders of common stock. Each company is scheduled to hold a special meeting of holders of its common stock to vote on the applicable proposal(s) on November 27, 2018.

About Diamondback Energy, Inc.

Diamondback is an independent oil and natural gas company headquartered in Midland, Texas focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. For more information, please visit www.diamondbackenergy.com.

About Energen Corporation

Energen Corporation is an oil-focused exploration and production company with operations in the Permian Basin in west Texas and New Mexico. For more information, go to www.energen.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Diamondback and Energen. In connection with the proposed transaction, Diamondback has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Diamondback and Energen that also constitutes a prospectus of Diamondback. The registration statement was declared effective on October 24, 2018. Each of Diamondback and Energen also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. The definitive joint proxy statement/prospectus was first mailed to stockholders of Diamondback and shareholders of Energen on or about October 26, 2018. INVESTORS AND SECURITY HOLDERS OF DIAMONDBACK AND ENERGEN ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents containing important information about Diamondback and Energen, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Diamondback are available free of charge on Diamondback’s website at http://www.diamondbackenergy.com or by contacting Diamondback’s Investor Relations Department by email at IR@Diamondbackenergy.com, alawlis@diamondbackenergy.com, or by phone at 432-221-7467. Copies of the documents filed with the SEC by Energen are available free of charge on Energen website at http://www.energen.com or by phone at 205-326-2634.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Diamondback, Energen and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Energen is set forth in Energen’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 22, 2018. Information about the directors and executive officers of Diamondback is set forth in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 27, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Diamondback or Energen using the sources indicated above.